Filed by Olympic Steel, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Olympic Steel, Inc.

Commission File No.: 0-23320

NEWS RELEASE

Olympic Steel Reports Third-Quarter 2025 Results

Company has entered into a definitive merger agreement with Ryerson

Strong performance from Specialty Metals Segment and manufactured products companies drove third-quarter earnings

Proven track record of acquisitions and organic growth initiatives underscores a stronger, more resilient Company

CLEVELAND — October 28, 2025 — Olympic Steel, Inc. (Nasdaq: ZEUS), a leading national metals service center, today announced financial results for the three months ended September 30, 2025.

Net income for the third quarter totaled $2.2 million, or $0.18 per diluted share, compared with net income of $2.7 million, or $0.23 per diluted share, in the third quarter of 2024. The results include $0.1 million of LIFO expense in the third quarter of 2025 and $2.0 million of LIFO income in the third quarter of 2024. Adjusted EBITDA for the third quarter of 2025 was $15.4 million, compared with $13.0 million in the third quarter of 2024.

The Company reported sales totaling $491 million in the third quarter of 2025, up 4.5% compared with $470 million in the third quarter of 2024.

“Olympic Steel’s third-quarter performance demonstrates the resilience of our business model,” said Richard T. Marabito, Chief Executive Officer. “Despite softer demand caused by trade and interest rate uncertainty, our margins remained solid and we generated $15.4 million of Adjusted EBITDA. All three business segments contributed to profitability, with Specialty Metals performing especially well, with its strongest shipping quarterly volume in the past three years.”

Marabito continued, “Our ability to consistently deliver profitable results amid continued economic uncertainty and recessionary-like conditions for the industrial sector is a testament to the successful execution of our strategy. By diversifying our business, focusing on higher-margin opportunities, maintaining operational discipline and investing to drive efficiency and growth, we have strengthened our competitiveness. Our consolidated year-to-date volumes have outpaced the industry, expanding our market share, and we remain well-positioned and optimistic for the future.”

The Board of Directors approved a regular quarterly cash dividend of $0.16 per share, which is payable on December 15, 2025, to shareholders of record as of December 1, 2025. The Company has paid a regular quarterly dividend since March 2006.

As separately announced, the Company and Ryerson Holding Corporation (“Ryerson”) have entered into a definitive merger agreement pursuant to which the Company will become a wholly owned subsidiary of Ryerson. The transaction is expected to close in the first quarter of 2026, subject to the satisfaction or waiver of customary and other closing conditions, including regulatory and shareholder approvals. Due to this pending transaction, our regularly scheduled earnings call for Friday, October 31, has been canceled.

Olympic Steel, Inc. • 22901 Millcreek Blvd., Suite 650 • Highland Hills, OH  44122

The table that follows provides a reconciliation of non-GAAP measures to the most directly comparable measures prepared in accordance with GAAP.

Olympic Steel, Inc.

Reconciliation of Net Income Per Diluted Share to Adjusted Net Income Per Diluted Share

(Figures may not foot due to rounding.)

The following table reconciles adjusted net income per diluted share to the most directly comparable GAAP financial measure:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2025	2024	2025	2024

Net income per diluted share (GAAP)	$0.18	$0.23	$0.84	$1.64

Excluding the following items
LIFO expense / (income)	0.01	(0.12)	0.05	(0.16)
Adjusted net income per diluted share (non-GAAP)	$0.19	$0.11	$0.89	$1.48

Reconciliation of Net Income to Adjusted EBITDA

(in thousands)

The following table reconciles Adjusted EBITDA to the most directly comparable GAAP financial measure:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2025	2024	2025	2024
Net income (GAAP):	$2,154	$2,734	$9,900	$19,091
Excluding the following items
Other loss, net	14	26	62	66
Interest and other expense on debt	4,144	3,880	12,282	12,283
Income tax provision	952	1,169	4,186	7,417
Depreciation and amortization	7,976	7,234	24,488	21,795

Earnings before interest, taxes, depreciation and amortization (EBITDA)	15,240	15,043	50,918	60,652

LIFO expense / (income)	139	(2,000)	889	(2,600)
Adjusted EBITDA (non-GAAP)	$15,379	$13,043	$51,807	$58,052

Conference Call and Webcast

Due to the pending transaction with Ryerson, our regularly scheduled earnings call for Friday, October 31, has been canceled.

Forward-Looking Statements

It is the Company's policy not to endorse any analyst's sales or earnings estimates. Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as "may," "will," "anticipate," "should," "intend," "expect," "believe," "estimate," "project," "plan," "potential," and "continue," as well as the negative of these terms or similar expressions. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those implied by such statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Such risks and uncertainties include, but are not limited to: the levels of imported steel in the United States, imposed tariffs and duties on imported and exported steel or other products, U.S. trade policy and its impact on the U.S. manufacturing industry, including retaliatory actions by other countries; general and global business, economic, financial and political conditions, including, but not limited to, the failure to obtain the requisite shareholder approval in connection with the transaction and the failure to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the failure to obtain governmental approvals of the transaction on the proposed terms and timeline, and any conditions imposed on the combined company in connection with consummation of the transaction; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, partners, employees or suppliers; the risk that the proposed transaction may be less accretive than expected, or may be dilutive, and that the combined company may fail to realize the benefits expected from the merger; risks relating to any unforeseen liabilities of Olympic Steel or Ryerson; recessionary conditions and legislation passed under the current administration, including the impact of the enactment of the One Big Beautiful Bill Act, or OBBBA, on July 4, 2025; risks associated with shortages of skilled labor, increased labor costs and our ability to attract and retain qualified personnel; risks of volatile metals prices and inventory devaluation; risks associated with economic sanctions, and current global conflicts, or additional war, military conflict, or hostilities could adversely affect global metals supply and pricing; supplier consolidation or addition of new capacity; reduced production schedules, layoffs or work stoppages by our own, our suppliers’ or customers’ personnel; our ability to successfully integrate recent acquisitions into our business and risks inherent with the acquisitions in the achievement of expected results; the adequacy of our existing information technology and business system software, including duplication and security processes; the inflation or deflation existing within the metals industry, as well as product mix and inventory levels on hand, which can impact our cost of materials sold as a result of the fluctuations in the last-in, first-out, or LIFO, inventory valuation; competitive factors such as the availability, and global pricing of metals and production levels, industry shipping and inventory levels and rapid fluctuations in customer demand and metals pricing; fluctuations in the value of the U.S. dollar and the related impact on foreign steel pricing, U.S. exports, and foreign imports to the United States; risks associated with infectious disease outbreaks, including, but not limited to customer closures, reduced sales and profit levels, slower payment of accounts receivable and potential increases in uncollectible accounts receivable, falling metals prices that could lead to lower of cost or net realizable value inventory adjustments and the impairment of intangible and long-lived assets, negative impacts on our liquidity position, inability to access our traditional financing sources and increased costs associated with and less ability to access funds under our asset-based credit facility, or ABL Credit Facility, and the capital markets; increased customer demand without corresponding increase in metal supply could lead to an inability to meet customer demand and result in lower sales and profits; rising interest rates and their impacts on our variable interest rate debt; cyclicality and volatility within the metals industry; customer, supplier and competitor consolidation, bankruptcy or insolvency; the timing and outcomes of inventory lower of cost or net realizable value adjustments and LIFO income or expense; reduced availability and productivity of our employees, increased operational risks as a result of remote work arrangements, including the potential effects on internal controls, as well as cybersecurity risks and increased vulnerability to security breaches, information technology disruptions and other similar events; ; the successes of our efforts and initiatives to improve working capital turnover and cash flows, and achieve cost savings; risks and uncertainties associated with intangible assets, including impairment charges related to indefinite lived intangible assets; our ability to generate free cash flow through operations and repay debt; the impacts of union organizing activities and the success of union contract renewals; the amounts, successes and our ability to continue our capital investments and strategic growth initiatives, including acquisitions and our business information system implementations; events or circumstances that could adversely impact the successful operation of our processing equipment and operations; changes in laws or regulations or the manner of their interpretation or enforcement could impact our financial performance and restrict our ability to operate our business or execute our strategies; events or circumstances that could impair or adversely impact the carrying value of any of our assets; our ability to pay regular quarterly cash dividends and the amounts and timing of any future dividends; our ability to repurchase shares of our common stock and the amounts and timing of repurchases, if any; our ability to sell shares of our common stock under the at-the-market equity program; and unanticipated developments that could occur with respect to contingencies such as litigation, arbitration and environmental matters, including any developments that would require any increase in our costs for such contingencies.

In addition to financial information prepared in accordance with GAAP, this document also contains adjusted earnings per diluted share and adjusted EBITDA, which are non-GAAP financial measures. Management's view of the Company's performance includes adjusted earnings per share and adjusted EBITDA, and management uses these non-GAAP financial measures internally for planning and forecasting purposes and to measure the performance of the Company. We believe these non-GAAP financial measures provide useful and meaningful information to us and investors because they enhance investors' understanding of the continuing operating performance of our business and facilitate the comparison of performance between past and future periods. These non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with GAAP. Additionally, the presentation of these measures may be different from non-GAAP financial measures used by other companies. A reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures is provided above.

Additional Information and Where to Find It

This press release is being made in respect of a proposed business combination involving Olympic Steel, Inc. and Ryerson Holding Corporation. In connection with the proposed transaction, Ryerson will file with the SEC a Registration Statement on Form S-4 that includes a preliminary proxy statement of Olympic Steel and that will also constitute a prospectus of Ryerson. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Ryerson may not sell the common stock referenced in the preliminary proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell Ryerson securities, are not soliciting an offer to buy Ryerson securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval. The definitive proxy statement/prospectus will be mailed to shareholders of Olympic.

RYERSON AND OLYMPIC STEEL URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Ryerson (when they become available) may be obtained free of charge on Ryerson’s website at www.ryerson.com or by directing a written request to Investor Relations, Ryerson Holding Corporation, 227 W. Monroe St., 27th Floor, Chicago, Illinois 60606. Copies of documents filed with the SEC by Olympic Steel (when they become available) may be obtained free of charge on Olympic Steel’s website at www.olysteel.com or by directing a written request to Olympic Steel, Inc., 22901 Millcreek Blvd., Suite 650, Highland Hills, Ohio 44122.

Participants in Solicitation

Each of Olympic Steel, Ryerson and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Olympic Steel’s shareholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above filed with the SEC. Additional information regarding Olympic Steel’s executive officers and directors is included in Olympic Steel’s definitive proxy statement, which was filed with the SEC on March 28, 2025. Additional information regarding Ryerson’s executive officers and directors is included in Ryerson’s definitive proxy statement, which was filed with the SEC on March 5, 2025. You can obtain free copies of these documents using the information in the paragraph immediately above.

About Olympic Steel

Founded in 1954, Olympic Steel is a leading U.S. metals service center focused on the direct sale and value-added processing of carbon and coated sheet, plate, and coil products; stainless steel sheet, plate, bar and coil; aluminum sheet, plate and coil; pipe, tube, valves and fittings; tin plate and manufactured products. The Company was founded in 1954 and operates from 47 locations across North America.

For additional information, please visit the Company’s website at www.olysteel.com.

Contact:

Richard A. Manson

Chief Financial Officer

(216) 672-0522

ir@olysteel.com

Olympic Steel, Inc.

Consolidated Statements of Net Income

(in thousands, except per-share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024

Net sales	$490,655	$469,996	$1,480,079	$1,522,888

Costs and expenses
Cost of materials sold (excludes items shown separately below)	373,029	363,144	1,122,208	1,177,229
Warehouse and processing	36,425	31,719	107,380	97,855
Administrative and general	31,132	28,226	93,778	87,545
Distribution	18,660	16,881	56,134	51,101
Selling	11,679	10,721	35,653	35,458
Occupancy	4,490	4,262	14,008	13,048
Depreciation	6,237	5,740	19,278	17,585
Amortization	1,739	1,494	5,210	4,210
Total costs and expenses	483,391	462,187	1,453,649	1,484,031
Operating income	7,264	7,809	26,430	38,857
Other loss, net	14	26	62	66
Income before interest and income taxes	7,250	7,783	26,368	38,791
Interest and other expense on debt	4,144	3,880	12,282	12,283
Income before income taxes	3,106	3,903	14,086	26,508
Income tax provision	952	1,169	4,186	7,417
Net income	$2,154	$2,734	$9,900	$19,091

Earnings per share:
Net income per share - basic	$0.18	$0.23	$0.84	$1.64
Weighted average shares outstanding - basic	11,744	11,695	11,739	11,673
Net income per share - diluted	$0.18	$0.23	$0.84	$1.64
Weighted average shares outstanding - diluted	11,763	11,695	11,761	11,673

Olympic Steel, Inc.

Balance Sheets

(in thousands)

	As of September 30, 2025	As of December 31, 2024
Assets

Cash and cash equivalents	$7,548	$11,912
Accounts receivable, net	209,684	166,149
Inventories, net (includes LIFO reserves of $7,230 as of September 30, 2025 and $6,341 as of December 31, 2024)	383,922	390,626
Prepaid expenses and other	13,530	11,904
Total current assets	614,684	580,591

Property and equipment, at cost	539,219	519,702
Accumulated depreciation	(330,211)	(315,866)
Net property and equipment	209,008	203,836

Goodwill	83,818	83,818
Intangible assets, net	113,555	118,111
Other long-term assets	28,327	21,204
Right of use asset, net	40,666	36,936
Total assets	$1,090,058	$1,044,496

Liabilities

Accounts payable	$143,384	$80,743
Accrued payroll	24,509	24,184
Other accrued liabilities	22,165	21,846
Current portion of lease liabilities	6,838	5,865
Total current liabilities	196,896	132,638

Credit facility revolver	240,926	272,456
Other long-term liabilities	24,555	22,484
Deferred income taxes	13,551	11,049
Lease liabilities	35,001	31,945
Total liabilities	510,929	470,572

Shareholders' Equity

Preferred stock	-	-
Common stock	139,498	138,538
Accumulated other comprehensive loss	(93)	190
Retained earnings	439,724	435,196
Total shareholders' equity	579,129	573,924
Total liabilities and shareholders' equity	$1,090,058	$1,044,496

Olympic Steel, Inc.

Segment Financial Information

(In thousands, except tonnage and per-ton data. Figures may not foot to consolidated totals due to Corporate expenses.)

	Three Months Ended September 30,
	Carbon Flat Products		Specialty Metals Flat Products		Tubular and Pipe Products
	2025	2024	2025	2024	2025	2024

Tons sold [1]	195,600	204,211	33,083	29,738	N/A	N/A

Net sales	$268,214	$264,849	$140,870	$125,693	$81,571	$79,454
Average selling price per ton	1,371	1,297	4,258	4,227	N/A	N/A
Cost of materials sold	202,670	208,093	113,982	103,450	56,377	51,601
Gross profit	65,544	56,756	26,888	22,243	25,194	27,853
Operating expenses	64,267	56,322	20,475	17,307	21,207	21,377
Operating income	1,277	434	6,413	4,936	3,987	6,476

Depreciation and amortization	4,968	4,028	859	1,005	2,149	2,184
LIFO (income) / expense	-	-	-	-	139	(2,000)

	Nine Months Ended September 30,
	Carbon Flat Products		Specialty Metals Flat Products		Tubular and Pipe Products
	2025	2024	2025	2024	2025	2024

Tons sold [1]	643,321	652,976	96,911	91,336	N/A	N/A

Net sales	$836,997	$873,579	$405,114	$386,100	$237,968	$263,209
Average selling price per ton	1,301	1,338	4,180	4,227	N/A	N/A
Cost of materials sold	627,621	687,704	333,543	315,984	161,044	173,541
Gross profit	209,376	185,875	71,571	70,116	76,924	89,668
Operating expenses	194,881	171,423	57,602	53,400	64,927	69,068
Operating income	14,495	14,452	13,969	16,716	11,997	20,600

Depreciation and amortization	15,210	12,221	2,768	2,922	6,475	6,600
LIFO (income) / expense	-	-	-	-	889	(2,600)

[1] The Company does not report tons sold for McCullough Industries, EZ-Dumper, Metal-Fab, or MetalWorks in the Carbon Flat Products  Segment, Shaw Stainless in the Specialty Metals Flat Products Segment or for the entire Tubular and Pipe Products Segment.

Other Information

(in thousands, except per-share and ratio data)

	As of September 30, 2025	As of December 31, 2024
Assets
Flat-products	$728,754	$695,880
Tubular and pipe products	360,345	347,469
Corporate	959	1,147
Total assets	$1,090,058	$1,044,496

	As of September 30, 2025	As of December 31, 2024
Shareholders' equity per share	$51.72	$51.54

Debt to equity ratio	0.42 to 1	0.47 to 1

	Nine Months Ended September 30,
	2025	2024

Net cash from operating activities	$59,534	$19,114

Cash dividends per share	$0.48	$0.45